

December 10, 2010

Via U.S. Mail and Facsimile to 886-2-26620816 and 403-266-5732

Mr. James Wu
President and Chief Executive Officer
TransAKT Ltd.
No.3, Lane 141, Sec. 3, Beishen Rd.
Shenkeng Township
Taipei County 222
Taiwan (R.O.C)

> **RE: TransAKT Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed June 29, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-50392**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In most of our comments, we ask you to revise your filing. In certain other comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 3. Key Information

3.A. Selected Financial Data, page 1

1.   Please revise to include the financial data for the two earliest of the required five years per Item 3.A.1. of Form 20-F. Otherwise please advise.

Item 4. Information on the Company, page 5

Business Overview, page 6

2.   We note in the fourth paragraph on page 6 that you intend to distribute name brand
        telecommunications equipment made by Panasonic, Sanyo, Siemens, etc. in Taiwan and
        the Far East. Please tell us whether you have entered into binding distribution
        agreements with these name brands. Further, please tell us about your distribution
        capabilities. It appears from the last paragraph on page 6 that you do not intend to
        manufacture, warehouse, or distribute products; rather, you intend to outsource these
        functions. Please explain how you intend to distribute the telecommunication equipment
        made by these large brand-names, and reconcile this statement with your earlier
        statement that, in 2010, your business included the manufacturing of telecommunications
        equipment.

3.   Also, we note your disclosure that you intend to expand into the Far East. Please revise
        to disclose the exact countries to where you intend to expand.

4.   From the top of page 7, we note your VoIP products are made in Taiwan and China.
        Please tell us under what sort of agreements are these products made—whether these
        agreements are verbal or in writing and their material terms. In this regard, we note you
        have not filed any material agreements in general or any manufacturing agreements for
        your products. Similarly, we note from the third paragraph on page 7 that a certain
        manufacturer builds your products. Please revise explain the terms of your relationship
        with this manufacturer and file this agreement.

5.   From the middle of page 7 we note you are marketing your VoIP products through
        distribution partners in several countries on a global basis. Please revise to disclose who
        these distribution partners are and in what countries you are doing business.

6.   At the top of page 8 you disclose a partnership with SANYO to develop a Wi-Fi phone
        and GSM/Wi-Fi dual mode phone. Please revise to disclose the terms of this partnership.

Competitive Position, page 7

7.   Tell us your basis for the statement that "[c]ompetition in the cordless phone market is
        currently decreasing."

Government Regulations, page 9

8.   We note your statement that you are not aware of any material effects of governmental
        regulations on your business. However, the FCC has regulations governing the frequency
        requirements of wireless equipment. Please advise.

Item 5. Operating and Financial Review and Prospects, page 9

9.   Expand your discussion of operating results to address each year for which financial
        statements are required. Address the causes of material changes from year to year in the
        financial statement line items along and provide trend information, to the extent
        necessary for an understanding of your business. We note in this regard material changes
        in cost of sales, gross profit and selling, general and administrative expenses from 2008
        to 2009.   See Items 5, 5A, and 5D of Form 20-F.

1. Sources of Liquidity, page 9

10.   Note 5 to your Financial Statements discloses certain loans payable. Please revise this
        section to incorporate the disclosure under Note 5 and explain how you intend to satisfy
        these payment obligations. Also, advise why your table of contractual obligations does
        not reflect any debt.

11.   At the top of page 10 you disclose a distribution agreement with Senao Telecom. Please
        file this distribution agreement as a material agreement and discuss its material terms.

12.   Further, we note from the top of page 10 that you have received regulatory approval to
        carry on business in China. Please tell us what sort of approval you received such as the
        government entities from which you solicited approval, for how long you are approved
        etc. In this regard, we note apparent inconsistent disclosure at the bottom of page 9 that
        you are not aware of any current material effects of government regulations. Also, we
        note your risk factor entitled "Government Regulations Could Adversely Affect Our
        Ability to Sell Our Products." Please revise accordingly.

13.   From the top of page 12 we note you received $30,000 on May 29, 2009 in exchange for
        a promissory note. Please file this note as a material agreement.

Our Cash Flows, page 11

14.   Disclose what product was sold to generate sales in 2009 and 2008. Disclose where these
        sales were made.

Material Commitments for Capital Expenditures, page 12

15.   Reconcile your statement here that you will need to obtain additional financing to expand
        your current operation in Taiwan into mainland China over the next 12 months with your
        earlier statement that your working capital is currently sufficient for your present
        requirements.

Related Party Transactions, page 17

16.   Please tell us whether the loans and advances are in writing and, if so, please file them as material agreements.

Item 15T. Controls and Procedures, page 23

17.   We note that management's evaluation of your disclosure controls and procedures was conducted within 90 days of your Form 20-F. Revise to make clear that your disclosure controls and procedures were effective as of the date of your report.

18.   Your report does not include management's evaluation of your company's internal control over financial reporting. Please revise to include.

Financial Statements

19.   Please revise this document to provide comparative audited financial statements that cover the latest three financial years, as required by Item 8.A.2. of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
            for

Larry Spirgel
Assistant Director